

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 11, 2016

Lawrence Ryckman
Chief Executive Officer
AfterMaster, Inc.
6671 Sunset Blvd., Suite 1520
Hollywood, CA 90028

> **Re: AfterMaster, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed September 28, 2015**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-10196**

Dear Mr. Ryckman:

We have reviewed your April 25, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2016 letter.

Form 10-K for Fiscal Year Ended September 25, 2015

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 26

1.   We note your revised footnote disclosure that Justin Timberlake is the beneficial owner of Tennman Brands LLC and that upon exercise of the warrants, Justin Timberlake would exercise voting control of the common stock underlying the warrants. In the future, please include Mr. Timberlake in the table as the beneficial owner of the underlying shares since he controls Tennman Brands. Also, you should avoid characterizing Mr.

Timberlake as a "co-owner" of the company since he only beneficially owns 9.9% of the company.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Consolidated Statements of Operations, page 4

2.   We note your response to comment number eight. We also note that bBooth's trading volume was very light when you received and recorded the 600,000 shares of bBooth stock on September 3, 2015 at $3.00 per share, especially when compared to the increased trading volume and subsequent decrease in stock valuation that occurred beginning around October 26, 2015. Consequently, you have a significant unrealized loss on investments recognized in other comprehensive (loss) income in the period ended December 31, 2015. Please explain to us why you believe this loss is not other than temporary. As part of your response and proposed disclosure, please refer to the disclosures required by ASC 320-10-50-6.

You may contact Joseph Cascarano, Senior Staff Accountant at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications